Fourth Quarter 2013 Earnings Release

BMO Financial Group Reports Record Net Income of $4.2 billion for Fiscal 2013

Financial Results Highlights:

Fiscal 2013 Compared with Fiscal 2012:

•	Net income of $4,248 million, up 1%; adjusted net income[1] of $4,276 million, up 5%

•	EPS[2] of $6.26, up 2%; adjusted EPS[1,2] of $6.30, up 5%

•	ROE of 14.9%, compared with 15.9%; adjusted ROE[1] of 15.0%, compared with 15.5%

•	Provisions for credit losses of $589 million, compared with $765 million; adjusted provisions for credit losses[1] of $359 million, compared with $471 million

•	Basel III Common Equity Tier 1 Ratio of 9.9%

Fourth Quarter 2013 Compared with Fourth Quarter 2012:

•	Net income of $1,088 million, up 1%; adjusted net income[1] of $1,102 million, down 2%

•	EPS[2] of $1.62, up 2%; adjusted EPS[1,2] of $1.64, down 1%

•	ROE of 15.0%, compared with 15.6%; adjusted ROE[1] of 15.2%, compared with 16.3%

•	Provisions for credit losses of $189 million, compared with $192 million; adjusted provisions for credit losses[1] of $140 million, compared with $113 million

Toronto, December 3, 2013 – For fiscal 2013, net income was $4,248 million and EPS was $6.26. Adjusted net income was $4,276 million and adjusted EPS was $6.30. For the fourth quarter ended October 31, 2013, BMO Financial Group reported net income of $1,088 million or $1.62 per share on a reported basis and net income of $1,102 million or $1.64 per share on an adjusted basis.

“BMO’s fourth quarter results mark the finish to a year in which the Bank achieved record revenue, net income and earnings per share, while generating the best one-year total shareholder return among the Canadian banks at 29 per cent,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “This performance reflects a well-executed growth strategy and the benefits of a diversified business model.

“Canadian Personal and Commercial Banking had record earnings in the year. We delivered robust volume growth contributing to notably stronger revenue and income in the second half of the year. Wealth Management had a record year with earnings up significantly and increased market share, supported by strong asset growth and customer loyalty.

“Adjusted earnings from BMO’s U.S. segment generated over $1 billion in 2013, benefiting from continued business growth, particularly strong results in Wealth Management and Capital Markets, and good credit performance. With the pace of U.S. economic growth expected to be higher and with consumers continuing to deleverage, we’re well positioned given BMO’s geographic diversification, large commercial banking business and integrated North American platform with a strong unified brand.

“Looking ahead, we have clear opportunities for growth across a diversified North American footprint,” concluded Mr. Downe. “I want to thank our customers for their loyalty and all our employees for their commitment to the bank and to our customers.”

1	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
2	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a first quarter 2014 dividend of $0.76 per common share, up $0.02 from the preceding quarter and up $0.04 per share from a year ago, equivalent to an annual dividend of $3.04 per common share.

BMO’s 2013 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available online at www.bmo.com/investorrelations along with the supplementary financial information report.

Total Bank Overview

Net income was $1,088 million for the fourth quarter of 2013, up $6 million or 1% from a year ago.

Adjusted net income was $1,102 million, down $23 million or 2% from a year ago. There was continued momentum in Wealth Management and in Canadian P&C. There was lower income in BMO Capital Markets reflecting lower trading revenues and higher taxes compared to the same quarter a year ago. There were also higher securities gains, provisions for credit losses were above trend in the P&C businesses and recoveries of credit losses on the purchased credit impaired loan portfolio were lower.

Operating Segment Overview

Canadian P&C

Net income was $469 million in the fourth quarter, up $27 million or 6% from a year ago. Adjusted net income was $472 million, up $28 million or 6% from the prior year. Revenue increased $68 million or 4% year over year driven by strong volume growth across most products, partially offset by the impact of lower net interest margin. Provisions for credit losses in the quarter increased $20 million or 13% mainly due to one commercial account, offset in part by modestly lower consumer provisions. Expenses increased modestly by $12 million or 2% due to higher employee-related expenses and continued selective investment in the business, partially offset by productivity benefits from good expense management. This year we expanded our branch network capacity by opening or upgrading 86 locations across the country.

Stronger revenue growth in the second half of 2013 was driven by good balance sheet growth throughout the year and reduced margin compression. Continued momentum in revenue growth, combined with our focus on process simplification, is expected to drive future net income growth.

In personal banking, there was strong loan and deposit growth of 11% and 6%, respectively. Our recent ‘Make the BMOst of Summer’ Campaign attracted multi-product customers to BMO. We are making significant improvements to our processes, enabling front-line employees to spend more time acquiring new customers and strengthening existing relationships.

In commercial banking, there was strong growth in both commercial loans and deposits of 11% and 14%, respectively. We recently launched the ‘BMO Biz Starter for Small Business’ Campaign offering integrated products, services and advice to help small business customers grow their businesses. We rank second in Canadian business banking loan market share for small and medium-sized loans with a 20% market share.

In September, BMO was presented with a Gold level standing in the Progressive Aboriginal Relations (PAR) program by the Canadian Council for Aboriginal Business (CCAB) for its efforts to enhance partnerships with Canada’s First Peoples.

U.S. P&C (all amounts in US$)

Net income of $102 million, decreased $39 million or 28% from $141 million a year ago. Adjusted net income of $113 million declined $43 million or 28% from a year ago due to above trend commercial provisions for credit losses in the current quarter and reduced revenue and expenses.

There were year-over-year and quarterly sequential increases in average current loans and acceptances, led by continued strong growth in the core commercial and industrial (C&I) loan portfolio. This portfolio increased by $3.8 billion or 19% from a year ago to $23.7 billion.

Growth in our commercial business and personal chequing and savings accounts was more than offset by planned reductions in higher cost deposit products resulting in a slight decline in deposits.

During the quarter, the Federal Deposit Insurance Corporation released their annual deposit market share results. In the Chicago area we maintained our strong second place ranking, as BMO Harris Bank’s deposit market share improved to 12.1%. In Wisconsin we also held the second place ranking with an even higher deposit market share of 14.1%. We maintained our number four market share ranking within our primary footprint of Wisconsin, Illinois, Missouri, Kansas, Indiana, and Minnesota.

Wealth Management

Net income for the quarter of $312 million was almost double the level of a year ago. Adjusted net income of $319 million increased $150 million or 89% from a year ago. Net income for the quarter included a $121 million after-tax security gain resulting from a change from the equity to available-for-sale accounting treatment as a result of the dilution of an investment. Other wealth businesses also continued to produce strong performance with adjusted net income of $129 million, up $36 million or 38% driven by growth in client assets, increased transaction volumes and a continued focus on productivity. Adjusted net income in insurance was $69 million, down $7 million or 9% from a year ago.

Assets under management and administration grew by $66 billion or 14% from a year ago to $553 billion, driven by market appreciation, growth in new client assets and the stronger U.S. dollar.

BMO InvestorLine was named the ‘Best Online Discount Brokerage Firm in Canada’ by Surviscor’s Online Discount Brokerage scorCard. BMO InvestorLine received three category honours with best marks in the ‘Getting Started’, ‘Account Services’ and ‘Website Transactions’ categories.

BMO Private Bank has been named the “Best Domestic Private Bank, U.S.” by Global Financial Market Review and “Best Private Bank-U.S. (Midwest) 2013” by World Finance Magazine.

BMO Financial Group Fourth Quarter Report 2013 • 1

BMO Capital Markets

Net income was $229 million, down $85 million or 27% from a strong fourth quarter a year ago. The prior year included strong trading revenues and a recovery of prior periods’ income taxes. Revenues were lower as higher mergers and acquisitions and debt underwriting fees were more than offset by lower trading revenues reflecting market uncertainty associated with the tapering of quantitative easing and the U.S. debt ceiling, as well as lower securities gains and equity underwriting fees.

We continue to demonstrate our commitment to our clients as BMO Capital Markets was selected during the quarter as a 2013 Greenwich Quality Leader in Canadian Fixed Income Research and a 2013 Greenwich Share Leader in Canadian Fixed Income, reflecting client recognition for providing high quality service and the industry’s best coverage in fixed income research.

BMO Capital Markets participated in 362 new global issues in the quarter, including 169 corporate debt deals, 128 government debt deals and 65 equity transactions, raising $771 billion.

Corporate Services

Corporate Services net loss for the quarter was $28 million, compared with net income of $22 million a year ago. On an adjusted basis, the net loss was $36 million, compared with net income of $41 million a year ago. The decrease in reported results was smaller than the decrease in adjusted results primarily due to lower integration costs in the current quarter. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted results declined primarily due to lower revenues, due to a decline in treasury-related items and a variety of other items, none of which were individually significant.

Caution

This Operating Segment Overview section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Income

Adjusted net income was $1,102 million for the fourth quarter of 2013, down $23 million or 2% from a year ago. Adjusted earnings per share were $1.64, down $0.01 from $1.65 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from fourth quarter 2013 results in the determination of adjusted results totalled $14 million of net loss or $0.02 per share, and were comprised of:

•	the $30 million after-tax net benefit for credit-related items in respect of the M&I purchased performing loan portfolio (the acquired loan portfolio), consisting of $98 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $53 million for the release of the credit mark related to early repayment of loans), net of a $49 million specific provision for credit losses and income taxes of $19 million. These credit-related items in respect of the acquired M&I performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the M&I purchased performing loan portfolio;
•	costs of $60 million ($37 million after tax) for the integration of M&I including amounts related to restructuring and other employee-related charges, technology costs post conversion and marketing costs related to rebranding activities;
•	$5 million for income taxes related to the collective allowance on loans other than the M&I purchased loan portfolio;
•	the $26 million ($20 million after tax) benefit from run-off structured credit activities; and
•	the amortization of acquisition-related intangible assets of $31 million ($22 million after tax).

All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups.

The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

2 • BMO Financial Group Fourth Quarter Report 2013

Financial Review

The Financial Review commentary is as of December 3, 2013. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. The Financial Review should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2013, and Management’s Discussion and Analysis (MD&A) for fiscal 2013. The material that precedes this section comprises part of this Financial Review.

The annual MD&A for fiscal 2013 includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Table of Contents

4	Summary Data – Reported		13	Capital Management
5	Summary Data – Adjusted		15	Review of Operating Groups’ Performance
6	Caution Regarding Forward-Looking Statements			15	Operating Groups’ Summary Income Statements and Statistics for Q4-2013
7	Foreign Exchange			16	Personal and Commercial Banking (P&C)
7	Net Income				16	Canadian Personal and Commercial Banking (Canadian P&C)
8	Revenue				18	U.S. Personal and Commercial Banking (U.S. P&C)
	8	Net Interest Income		19	Wealth Management
	9	Non-Interest Revenue		20	BMO Capital Markets
9	Non-Interest Expense			21	Corporate Services, Including Technology and Operations
9	Income Taxes		23	Non-GAAP Measures
10	Risk Management		24	Other Investor and Media Information
	10	Provisions for Credit Losses
	11	Impaired Loans
	11	Market Risk

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group Fourth Quarter Report 2013 • 3

Summary Data – Reported	Table 1

			% Increase		% Increase			% Increase
			(Decrease)		(Decrease)			(Decrease)
(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	vs Q4-2012	Q3-2013	vs Q3-2013	Fiscal-2013	Fiscal-2012	vs Fiscal-2012

Summary Income Statement
Net interest income	2,085	2,145	(3)	2,146	(3)	8,545	8,808	(3)
Non-interest revenue	2,103	2,031	4	1,904	10	7,718	7,322	5
Revenue	4,188	4,176	-	4,050	3	16,263	16,130	1
Specific provision for credit losses	189	216	(13)	57	(+100)	599	762	(21)
Collective provision for (recovery of) credit losses	-	(24)	+100	20	(+100)	(10)	3	(+100)
Total provision for credit losses	189	192	(2)	77	+100	589	765	(23)
Non-interest expense	2,597	2,701	(4)	2,542	2	10,297	10,238	1
Provision for income taxes	314	201	56	294	7	1,129	938	20
Net income	1,088	1,082	1	1,137	(4)	4,248	4,189	1
Attributable to bank shareholders	1,075	1,064	1	1,121	(4)	4,183	4,115	2
Attributable to non-controlling interest in subsidiaries	13	18	(25)	16	(10)	65	74	(12)
Net income	1,088	1,082	1	1,137	(4)	4,248	4,189	1

Common Share Data ($ except as noted)
Earnings per share	1.62	1.59	2	1.68	(4)	6.26	6.15	2
Dividends declared per share	0.74	0.72	3	0.74	-	2.94	2.82	4
Book value per share	43.69	40.25	9	42.38	3	43.69	40.25	9
Closing share price	72.62	59.02	23	63.87	14	72.62	59.02	23
Total market value of common shares ($ billions)	46.8	38.4	22	41.3	13	46.8	38.4	22
Dividend yield (%)	4.1	4.9	nm	4.6	nm	4.0	4.8	nm
Price-to-earnings ratio (times)	11.6	9.6	nm	10.3	nm	11.6	9.6	nm
Market-to-book value (times)	1.7	1.5	nm	1.5	nm	1.7	1.5	nm

Financial Measures and Ratios (%)
Return on equity	15.0	15.6	(0.6)	15.6	(0.6)	14.9	15.9	(1.0)
Revenue growth	-	9	nm	4	nm	1	16	nm
Non-interest expense growth	(4)	11	nm	2	nm	1	17	nm
Efficiency ratio	62.0	64.7	(2.7)	62.8	(0.8)	63.3	63.5	(0.2)
Operating leverage	4.2	(1.7)	nm	2.2	nm	0.2	(1.4)	nm
Net interest margin on earning assets	1.67	1.83	(0.16)	1.75	(0.08)	1.77	1.91	(0.14)
Effective tax rate	22.4	15.7	6.7	20.6	1.8	21.0	18.3	2.7
Return on average assets	0.76	0.77	(0.01)	0.80	(0.04)	0.75	0.76	(0.01)
Provision for credit losses-to-average loans and acceptances (annualized)	0.27	0.31	(0.04)	0.11	0.16	0.22	0.31	(0.09)
Gross impaired loans and acceptances-to-equity and allowance for credit losses	7.61	9.30	(1.69)	8.14	(0.53)	7.61	9.30	(1.69)

Value Measures (% except as noted)
Average annual three year total shareholder return	11.5	10.8	0.7	5.4	6.1	11.5	10.8	0.7
Twelve month total shareholder return	28.8	5.2	23.6	16.5	12.3	28.8	5.2	23.6
Net economic profit ($ millions) (1)	335	361	(7)	382	(12)	1,298	1,439	(10)

Balance Sheet (as at $ billions)
Assets	537	525	2	549	(2)	537	525	2
Net loans and acceptances	279	254	10	272	2	279	254	10
Deposits	367	324	13	358	2	367	324	13
Common shareholders’ equity	28.1	26.2	7	27.4	3	28.1	26.2	7
Cash and securities-to-total assets ratio (%)	31.2	29.4	1.8	30.8	0.4	31.2	29.4	1.8

Capital Ratios (%)	Basel III	Basel II		Basel III		Basel III	Basel II
Common Equity Tier 1 Capital Ratio	9.9	10.5	nm	9.6	0.3	9.9	10.5	nm
Tier 1 Capital Ratio	11.4	12.6	nm	11.2	0.2	11.4	12.6	nm
Total Capital Ratio	13.7	14.9	nm	13.5	0.2	13.7	14.9	nm

Net Income by Operating Group
Canadian P&C	469	442	6	497	(6)	1,854	1,775	4
U.S. P&C	106	140	(24)	153	(31)	596	580	3
Personal and Commercial Banking	575	582	(1)	650	(12)	2,450	2,355	4
Wealth Management	312	164	91	218	43	834	524	59
BMO Capital Markets	229	314	(27)	280	(18)	1,094	1,021	7
Corporate Services, including Technology and Operations (T&O)	(28)	22	(+100)	(11)	(+100)	(130)	289	(+100)
BMO Financial Group net income	1,088	1,082	1	1,137	(4)	4,248	4,189	1

(1) Net economic profit is a non-GAAP measure and is discussed in the Non-GAAP Measures section on page 23.

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4 • BMO Financial Group Fourth Quarter Report 2013

Summary Data – Adjusted (1)	Table 2

			% Increase		% Increase			% Increase
			(Decrease)		(Decrease)			(Decrease)
								vs Fiscal-
(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	vs Q4-2012	Q3-2013	vs Q3-2013	Fiscal-2013	Fiscal-2012	2012

Adjusted Summary Income Statement
Net interest income	1,968	1,956	1	1,993	(1)	7,888	8,029	(2)
Non-interest revenue	2,092	1,964	6	1,899	10	7,684	7,038	9

Revenue	4,060	3,920	4	3,892	4	15,572	15,067	3

Specific provision and total provision for credit losses	140	113	23	13	+100	359	471	(24)
Non-interest expense	2,502	2,436	3	2,458	2	9,826	9,513	3
Provision for income taxes	316	246	28	285	11	1,111	991	12

Net income	1,102	1,125	(2)	1,136	(3)	4,276	4,092	5

Attributable to bank shareholders	1,089	1,107	(2)	1,120	(3)	4,211	4,018	5
Attributable to non-controlling interest in subsidiaries	13	18	(25)	16	(10)	65	74	(12)

Net income	1,102	1,125	(2)	1,136	(3)	4,276	4,092	5

Adjusted Common Share Data ($)
Earnings per share	1.64	1.65	(1)	1.68	(2)	6.30	6.00	5
Adjusted Financial Measures and Ratios (%)
Return on equity	15.2	16.3	(1.1)	15.6	(0.4)	15.0	15.5	(0.5)
Revenue growth	4	7	nm	6	nm	3	10	nm
Non-interest expense growth	3	4	nm	5	nm	3	13	nm
Efficiency ratio	61.6	62.2	(0.6)	63.2	(1.6)	63.1	63.1	-
Operating leverage	0.9	2.7	nm	0.9	nm	0.1	(2.8)	nm
Net interest margin on earning assets	1.58	1.67	(0.09)	1.63	(0.05)	1.63	1.74	(0.11)
Effective tax rate	22.3	17.9	4.4	20.1	2.2	20.6	19.5	1.1
Provision for credit losses-to-average loans and acceptances (annualized)	0.22	0.20	0.02	0.02	0.20	0.14	0.21	(0.07)

Adjusted Net Income By Operating Group
Canadian P&C	472	444	6	500	(6)	1,864	1,785	4
U.S. P&C	118	156	(24)	165	(29)	646	644	-

Personal and Commercial Banking	590	600	(2)	665	(11)	2,510	2,429	3
Wealth Management	319	169	89	225	42	861	545	58
BMO Capital Markets	229	315	(27)	281	(18)	1,096	1,022	7
Corporate Services, including T&O	(36)	41	(+100)	(35)	(1)	(191)	96	(+100)

BMO Financial Group net income	1,102	1,125	(2)	1,136	(3)	4,276	4,092	5

(1)    The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

BMO Financial Group Fourth Quarter Report 2013 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 to 31 of BMO’s 2013 annual MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments and Outlook section on page 32 of BMO’s 2013 annual MD&A.

6 • BMO Financial Group Fourth Quarter Report 2013

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recoveries of credit losses and income taxes were increased relative to the third quarter of 2013 and the fourth quarter of 2012 by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 5.3% from a year ago and 0.3% from the average of the third quarter. BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of Changes in Exchange Rates
on BMO’s Reported and Adjusted Results	Table 3

	Q4-2013
(Canadian $ in millions, except as noted)	vs Q4-2012	vs Q3-2013

Canadian/U.S. dollar exchange rate (average)
Current period	1.0421	1.0421
Prior period	0.9894	1.0385

Effects on reported results
Increased net interest income	38	3
Increased non-interest revenue	28	2

Increased revenues	66	5
Increased expenses	(49)	(3)
Decreased provision for credit losses	1	-
Increased income taxes	(2)	-

Increased net income before impact of hedges	16	2
Hedging Losses	(1)	(1)
Income taxes thereon	-	-

Increased reported net income	15	1

Effects on adjusted results
Increased net interest income	33	2
Increased non-interest revenues	28	2

Increased revenues	61	4
Increased expenses	(44)	(3)
Decreased provision for credit losses	1	-
Increased income taxes	(2)	-

Increased adjusted net income before impact of hedges	16	1
Hedging Losses	(1)	(1)
Income taxes thereon	-	-

Increased adjusted net income	15	-

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q4 2013 vs Q4 2012

Net income was $1,088 million for the fourth quarter of 2013, up $6 million or 1% from a year ago. Earnings per share were $1.62, up 2% from $1.59 a year ago.

Adjusted net income was $1,102 million, down $23 million or 2% from a year ago. Adjusted earnings per share were $1.64, in line with $1.65 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, there was particularly strong growth in Wealth Management, including higher securities gains, and good growth in Canadian P&C, offset by lower income in BMO Capital Markets and higher provisions for credit losses in the P&C businesses. Canadian P&C had good results, driven by strong volume growth across most products, partially offset by lower net interest margin, higher provisions for credit losses and modestly higher expenses. Wealth Management net income was up significantly, driven by a security gain and strong performance in the other wealth and insurance underlying businesses. BMO Capital Markets adjusted net income declined from strong results a year ago, primarily due to lower trading revenues reflecting market uncertainty. The prior year included strong trading revenues and a recovery of prior periods’ income taxes. U.S. P&C results declined primarily due to an increase in the provision for credit losses, which were above trend in the current quarter, and lower revenue. Corporate Services adjusted results declined primarily due to lower revenues.

Q4 2013 vs Q3 2013

Net income and earnings per share decreased $49 million or 4%, and $0.06 or 4%, respectively. Adjusted net income and earnings per share decreased $34 million or 3%, and $0.04 or 2%, respectively .

The change in adjusted net income reflects higher provisions for credit losses and a modest increase in expenses that more than offset higher revenues. Canadian P&C adjusted net income decreased primarily due to higher provisions for credit losses, as revenue and expenses were relatively unchanged from the prior quarter. Wealth Management adjusted net income increased $94 million or 42%, from the third quarter. Adjusted net income in wealth businesses was up $119 million or 89% due to a security gain. Insurance results declined due to the $42 million after-tax benefit from increases in long-term rates in the prior quarter, compared with a $12 million after-tax charge in the current quarter. There were also higher benefits from changes in our investment portfolio to improve asset-liability management in the current quarter. BMO Capital Markets results reflect lower trading revenues reflecting market uncertainty, partially offset by higher recoveries of previously written-off amounts in the current quarter. U.S. P&C adjusted net income declined primarily due to higher provisions for credit losses which were above trend in the current quarter. Corporate Services adjusted results were essentially unchanged from the prior quarter.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2013 • 7

Revenue

Total revenue of $4,188 million increased $12 million from the fourth quarter last year. Adjusted revenue increased $140 million or 4% to $4,060 million. Canadian P&C had good results with strong volume growth across most products partially offset by lower net interest margin. Revenue significantly increased in Wealth Management reflecting a $191 million security gain and a 12% increase in the other wealth businesses. Revenue decreased in BMO Capital Markets, as higher mergers and acquisitions and debt underwriting fees were more than offset by lower trading revenues reflecting market uncertainty associated with the tapering of quantitative easing and U.S. debt ceiling, as well as lower securities gains and equity underwriting fees. U.S. P&C revenues declined as commercial loan growth was more than offset by lower net interest margin, planned reductions in certain portfolios and lower mortgage-related non-interest revenue. Corporate Services adjusted revenues decreased due to a decline in treasury-related items and a variety of other items, none of which were individually significant. The stronger U.S. dollar increased adjusted revenue growth by $60 million, net of hedging impacts.

Revenue increased $138 million or 3% from the third quarter. Adjusted revenue increased $168 million or 4%. Canadian P&C had moderate revenue growth with increased net interest income resulting from higher balances across most products partially offset by lower net interest margin. Non-interest revenue decreased due to lower card fees. Wealth Management revenue increased significantly due to a security gain and continued strong revenue in the other wealth businesses. Insurance revenues were down as the prior quarter included a significant benefit from an increase in long-term interest rates. There were also higher benefits from changes in our portfolio to improve asset-liability management in the current quarter. BMO Capital Markets revenues decreased mainly due to lower trading revenues reflecting market uncertainty in the current quarter. U.S. P&C revenues decreased mostly due to lower mortgage-related non-interest revenue. Adjusted revenues were improved in Corporate Services due to a lower group teb offset and a variety of other items, none of which were individually significant. The stronger U.S. dollar increased adjusted revenue growth by $3 million, net of hedging impacts.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

Adjusted amounts in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Income

Net interest income decreased $60 million from a year ago to $2,085 million in the fourth quarter of 2013. Adjusted net interest income excludes amounts for the recognition of a portion of the credit mark on the M&I purchased performing loan portfolio. Adjusted net interest income increased $12 million or 1% to $1,968 million.

BMO’s overall net interest margin decreased on a reported basis by 16 basis points from a year ago to 1.67%. Adjusted net interest margin decreased by 9 basis points to 1.58%. Changes are discussed in the Review of Operating Groups’ Performance section.

Average earning assets in the fourth quarter of 2013 increased $29.6 billion or 6% relative to a year ago, including a $9.5 billion increase as a result of the stronger U.S. dollar. There was strong growth in Canadian P&C and Wealth Management, growth in BMO Capital Markets and U.S. P&C and a reduction in Corporate Services.

Relative to the third quarter, net interest income decreased $61 million. Adjusted net interest income decreased $25 million or 1%.

BMO’s overall net interest margin decreased by 8 basis points from the third quarter, while adjusted net interest margin decreased 5 basis points.

Average earning assets increased $9 billion or 2% from the third quarter, of which $0.6 billion related to the stronger U.S. dollar. There was good growth in Canadian P&C, with moderate increases in the other operating groups and Corporate Services.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Adjusted Net Interest Margin on Earning Assets (teb)*	Table 4

(In basis points)	Q4-2013	Q4-2012	% Increase (Decrease) vs Q4-2012	Q3-2013	% Increase (Decrease) vs Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Canadian P&C	255	268	(13)	258	(3)	259	279	(20)
U.S. P&C	391	430	(39)	401	(10)	407	440	(33)

Personal and Commercial Banking	289	310	(21)	294	(5)	297	322	(25)
Wealth Management	292	285	7	294	(2)	291	314	(23)
BMO Capital Markets	56	55	1	69	(13)	61	61	-
Corporate Services, including T&O**	nm	nm	nm	nm	nm	nm	nm	nm

Total BMO adjusted net interest margin (1)	158	167	(9)	163	(5)	163	174	(11)

Total BMO reported net interest margin	167	183	(16)	175	(8)	177	191	(14)

Total Canadian Retail (reported and adjusted)***	255	267	(12)	259	(4)	259	279	(20)

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian Personal and Commercial Banking and Wealth Management.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

8 • BMO Financial Group Fourth Quarter Report 2013

Non-Interest Revenue

Non-interest revenue of $2,103 million increased $72 million from the fourth quarter a year ago. Adjusted non-interest revenue increased $128 million or 6% to $2,092 million. There were higher securities gains, up $154 million including a large security gain in Wealth Management, and higher mutual fund revenues, partially offset by lower trading revenues in BMO Capital Markets. Most other types of non-interest revenue were also up, with the exception of insurance income, card fees and other. The stronger U.S. dollar increased adjusted non-interest revenue growth by $27 million, net of hedging impacts.

Relative to the third quarter, non-interest revenue increased $199 million or 10%, and adjusted non-interest revenue increased $193 million or 10%. There was an increase in securities gains, partially offset by lower trading revenues and lower insurance revenue as the prior quarter included a large benefit from favourable movements in long-term interest rates.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense decreased $104 million or 4% from the fourth quarter a year ago to $2,597 million. Adjusted non-interest expense increased $66 million or 3% to $2,502 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expenses increased by a modest $22 million or 1%, primarily due to higher employee-related costs, including pension, and higher regulatory-related costs.

Relative to the third quarter, non-interest expense increased $55 million or 2%. Adjusted non-interest expense increased $44 million or 2%, primarily due to higher technology costs and higher advertising expenses. The stronger U.S. dollar increased adjusted non-interest expense growth by $3 million.

Year-over-year operating leverage on a reported basis was 4.2% and adjusted operating leverage was 0.9%. Quarter-over-quarter operating leverage on a reported basis was 1.2% and adjusted operating leverage was 2.5%.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $314 million increased $113 million from the fourth quarter of 2012 and increased $20 million from the third quarter of 2013. The effective tax rate for the quarter was 22.4%, compared with 15.7% a year ago and 20.6% in the third quarter.

The adjusted provision for income taxes of $316 million increased $70 million from a year ago and increased $31 million from the third quarter. The adjusted effective tax rate was 22.3% in the current quarter, compared with 17.9% a year ago and 20.1% in the third quarter of 2013. The higher adjusted effective tax rate in the current quarter relative to the fourth quarter of 2012 was primarily due to lower recoveries of prior periods’ income taxes and an increased proportion of income from higher tax-rate jurisdictions. The higher adjusted effective tax rate in the current quarter relative to the third quarter was primarily due to lower tax-exempt income from securities and an increased proportion of income from higher tax-rate jurisdictions. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2013 • 9

Risk Management

Our risk management practices and key measures are outlined on pages 77 to 99 of BMO’s 2013 Annual MD&A.

Provisions for Credit Losses

Q4 2013 vs Q4 2012

The provision for credit losses (PCL) was $189 million, a decrease of $3 million from the prior year. Adjusted PCL was $140 million, an increase of $27 million. Adjusting items this quarter included a $49 million specific provision on the M&I purchased performing loan portfolio. There was no net change in the collective allowance during the quarter. The increase in adjusted PCL was mainly due to above trend provisions in Canadian P&C and U.S. P&C, coupled with lower recovery of credit losses on the purchased credit impaired loan portfolio in Corporate Services.

Canadian P&C provisions of $166 million increased by $20 million mainly due to one commercial account offset in part by modestly lower consumer provisions. U.S. P&C provisions of $96 million increased by $21 million, primarily due to above trend commercial provisions in the current quarter. Wealth Management provisions decreased by $10 million driven by higher than usual PCL in the fourth quarter of 2012. BMO Capital Markets recoveries increased by $13 million due to higher recoveries of previously written-off amounts. Corporate Services adjusted recoveries of credit losses decreased $9 million including lower recoveries on the purchased credit impaired loan portfolio.

Q4 2013 vs Q3 2013

The PCL increased $112 million from the prior quarter. Adjusted PCL was up $127 million from the prior quarter mainly due to above trend provisions in Canadian P&C and U.S. P&C coupled with lower recoveries of credit losses on the purchased credit impaired loan portfolio.

Canadian P&C provisions increased by $40 million primarily due to one commercial account and a modest increase in consumer provisions. U.S. P&C provisions increased by $56 million with above trend provisions in the consumer portfolios due in part to a $24 million PCL for current loans where borrowers have declared bankruptcy but continue to make payments on their loans. Commercial PCL was also above trend for the quarter. Wealth Management provisions were relatively stable quarter over quarter. BMO Capital Markets provisions decreased by $19 million due to higher recoveries of previously written-off amounts in the current quarter. Corporate Services adjusted recoveries of credit losses decreased $48 million including lower recoveries on the purchased credit impaired loan portfolio.

Provision for Credit Losses	Table 5

(Canadian $ in millions, except as noted)	Q4-2013	Q3-2013	Q4-2012	Fiscal-2013	Fiscal-2012
New specific provisions	455	358	506	1,638	1,860
Reversals of previously established allowances	(64)	(72)	(60)	(267)	(252)
Recoveries of loans previously written-off	(202)	(229)	(230)	(772)	(846)
Specific provision for credit losses	189	57	216	599	762
Increase (decrease) in collective allowance	-	20	(24)	(10)	3
Provision for credit losses (PCL)	189	77	192	589	765
Adjusted provision for credit losses (1)	140	13	113	359	471
PCL as a % of average net loans and acceptances (annualized) (2)	0.27	0.11	0.31	0.22	0.31
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2) (3)	0.37	0.30	0.39	0.32	0.42
Specific PCL as a % of average net loans and acceptances (annualized) (2)	0.27	0.08	0.34	0.23	0.31
Adjusted specific PCL as a % of average net loans and acceptances (annualized) (1) (2)	0.22	0.02	0.20	0.14	0.21
(1)	Adjusted provision for credit losses excludes provisions related to the M&I purchased performing loan portfolio and changes in the collective allowance.
(2)	Certain ratios for 2012 were restated in the first quarter of 2013 to conform to the reclassified balance sheet presentation.
(3)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group (1)	Table 6

(Canadian $ in millions, except as noted)	Q4-2013	Q3-2013	Q4-2012	Fiscal-2013	Fiscal-2012

Canadian P&C	166	126	146	574	615
U.S. P&C	96	40	75	223	274

Personal and Commercial Banking	262	166	221	797	889
Wealth Management	1	(1)	11	3	22
BMO Capital Markets	(17)	2	(4)	(36)	6
Corporate Services, including T&O
Impaired real estate loan portfolio	(14)	(26)	1	(43)	19
Interest on impaired loans	12	12	16	48	44
Purchased credit impaired loans	(104)	(140)	(132)	(410)	(509)
Adjusted provision for credit losses	140	13	113	359	471
Specific provisions on purchased performing loans (2)	49	44	103	240	291
Change in collective allowance	-	20	(24)	(10)	3

Provision for credit losses	189	77	192	589	765
(1)	Effective Q1–2013, provisions in the operating groups are reported on an actual loss basis and interest on impaired loans is allocated to the operating groups. Prior periods have been restated accordingly.
(2)	Provisions for the purchased performing loan portfolio are reported in Corporate Services.

This table contains adjusted results or measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

10 • BMO Financial Group Fourth Quarter Report 2013

Impaired Loans

Total gross impaired loans were $2,544 million at the end of the current quarter, down from $2,650 million in the third quarter of 2013 and from $2,976 million a year ago. The stronger U.S. dollar raised gross impaired loans by $27 million relative to the third quarter of 2013 and $75 million relative to a year ago. Included in the amount above at the end of the quarter was $928 million of gross impaired loans related to acquired loan portfolios, of which $146 million is subject to a loss-sharing agreement with the Federal Deposit Insurance Corporation that expires in 2015 for commercial loans and in 2020 for retail loans.

Impaired loan formations (excluding the M&I purchased performing loan portfolio) totalled $462 million in the current quarter, up from $399 million in the third quarter of 2013 and $428 million a year ago. Impaired loan formations related to the M&I purchased performing loan portfolio were $152 million in the current quarter, compared with $211 million in the third quarter of 2013 and $359 million a year ago.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)	Table 7

(Canadian $ in millions, except as noted)	Q4-2013	Q3-2013	Q4-2012	Fiscal-2013	Fiscal-2012

GIL, beginning of period	2,650	2,848	2,867	2,976	2,685
Additions to impaired loans and acceptances	614	610	787	2,449	3,101
Reductions in impaired loans and acceptances (2)	(451)	(589)	(367)	(1,942)	(1,631)
Write-offs (3)	(269)	(219)	(311)	(939)	(1,179)
GIL, end of period	2,544	2,650	2,976	2,544	2,976

GIL as a % of gross loans and acceptances (4)	0.91	0.97	1.17	0.91	1.17
GIL as a % of gross loans and acceptances excluding purchased portfolios (4) (5)	0.61	0.64	0.84	0.61	0.84
GIL as a % of equity and allowances for credit losses	7.61	8.14	9.30	7.61	9.30
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (5)	4.86	5.04	6.18	4.86	6.18
(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($86 million in Q4-2013; $91 million in Q3-2013; and $99 million in Q4-2012).
(4)	Certain ratios for 2012 were restated in the first quarter of 2013 to conform to the reclassified balance sheet presentation.
(5)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This table contains adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Market Risk

Total Trading Value at Risk (VaR) decreased over the quarter generally due to less market volatility, especially for equity exposures. There was a partially offsetting interest rate VaR increase from client facilitation activities. The available-for-sale (AFS) VaR decreased mainly because of less market volatility with only modest changes in positions.

Total Trading Stressed Value at Risk (SVaR) increased slightly with reduced equity exposures offset by higher interest rate risk, broadly reflecting the changes in Trading VaR for the quarter.

There were no significant changes in our structural market risk management practices during the quarter. Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural earnings exposure to falling interest rates primarily reflects the risk of prime-based loans repricing at lower rates. Economic value exposure to rising interest rates increased from the prior quarter due to decreased U.S. short-term asset sensitivity and U.S. term loan growth. Earnings exposures increased modestly over the quarter.

BMO’s market risk management practices and key measures are outlined on pages 87 to 91 of BMO’s 2013 Annual MD&A.

Total Trading Value at Risk (VaR) Summary ($ in millions)* **	Table 8

		For the quarter ended October 31, 2013			As at July 31, 2013	As at October 31, 2012
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.4)	(0.6)	(0.9)	(0.4)	(0.6)	(0.6)
Equity VaR	(6.1)	(6.9)	(8.4)	(5.4)	(7.3)	(6.6)
Foreign Exchange VaR	(0.5)	(0.8)	(1.3)	(0.4)	(0.7)	(0.2)
Interest Rate VaR	(4.6)	(5.3)	(8.6)	(3.4)	(3.7)	(4.5)
Credit VaR	(5.0)	(5.1)	(5.8)	(4.6)	(5.1)	(5.5)
Diversification	7.5	8.7	nm	nm	7.6	6.7

Total Trading VaR	(9.1)	(10.0)	(12.8)	(7.6)	(9.8)	(10.7)

Total AFS VaR	(10.1)	(12.1)	(14.5)	(10.0)	(11.5)	(8.9)
*	Total Trading VaR and AFS VaR above are subject to BMO Capital Markets trading management framework.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

BMO Financial Group Fourth Quarter Report 2013 • 11

Total Trading Stressed Value at Risk (SVaR) Summary ($ in millions)* **	Table 9

(Pre-tax Canadian equivalent)		For the quarter ended October 31, 2013			As at July 31, 2013	As at October 31, 2012

	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity SVaR	(4.7)	(4.3)	(6.3)	(3.1)	(4.5)	(2.1)
Equity SVaR	(9.8)	(9.9)	(12.2)	(8.7)	(10.1)	(10.5)
Foreign Exchange SVaR	(0.8)	(1.1)	(2.1)	(0.7)	(0.9)	(0.3)
Interest Rate SVaR	(9.5)	(9.8)	(11.2)	(8.2)	(8.4)	(11.4)
Credit SVaR	(11.0)	(10.9)	(12.1)	(9.7)	(11.1)	(9.3)
Diversification	19.9	20.4	nm	nm	19.3	18.9
Total Trading SVaR	(15.9)	(15.6)	(17.0)	(13.9)	(15.7)	(14.7)

*	SVaR is produced weekly.
**	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 10

		Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After tax)
(Canadian equivalent)	October 31, 2013	July 31, 2013	October 31, 2012	October 31, 2013	July 31, 2013	October 31, 2012

100 basis point increase	(503.1)	(464.6)	(537.6)	95.4	83.3	20.1
100 basis point decrease	340.1	239.2	402.9	(90.8)	(84.0)	(74.6)

200 basis point increase	(1,078.8)	(1,003.2)	(1,223.1)	158.1	139.3	27.2
200 basis point decrease	442.7	345.9	783.6	(113.7)	(82.1)	(75.1)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at October 31, 2013, results in an increase in earnings after tax of $81 million and an increase in before tax economic value of $335 million ($83 million and $387 million, respectively, at July 31, 2013; and $94 million and $560 million, respectively, at October 31, 2012). A 100 basis point decrease in interest rates at October 31, 2013, results in a decrease in earnings after tax of $66 million and a decrease in before tax economic value of $399 million ($72 million and $468 million, respectively, at July 31, 2013; and $74 million and $634 million, respectively, at October 31, 2012). These impacts are not reflected in the table above.

Our information management and security, collateral management, real estate secured lending, derivative transactions, liquidity and funding, and insurance risk management practices and key measures are outlined in the Enterprise-Wide Risk Management section on pages 77 to 99 of BMO’s 2013 annual MD&A.

There were no significant changes in our liquidity and funding management framework during the quarter.

There were no significant changes in the risk management practices or risk levels of our insurance businesses during the quarter.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Risk Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

12 • BMO Financial Group Fourth Quarter Report 2013

Capital Management

BMO’s Basel III capital position is strong and in excess of regulatory expectations with a Common Equity Tier 1 (CET1) Ratio of 9.9%.

Fourth Quarter 2013 Regulatory Capital Review

BMO remains well capitalized at October 31, 2013, with a CET1 Ratio of 9.9%. CET1 capital was $21.2 billion and risk-weighted assets (RWA) were $215 billion. The CET1 Ratio increased from 9.6% in the third quarter, due primarily to retained earnings growth, partly offset by the impact of share repurchases under our normal course issuer bid (NCIB), and by the appreciation of RWA and CET1 deductions denominated in U.S. dollars. RWA of $215 billion at October 31, 2013 was relatively consistent with the prior quarter.

The bank’s Basel III Tier 1 and Total Capital Ratios were 11.4% and 13.7%, respectively, at October 31, 2013, compared with 11.2% and 13.5%, respectively, in the third quarter. These ratios increased from the third quarter primarily due to the same factors that caused the increase in the CET1 Ratio from the third quarter, as noted above.

BMO’s Assets-to-Capital Multiple (ACM), a leverage ratio monitored by OSFI and calculated using transitional total capital prescribed by OSFI, was 15.6 at October 31, 2013, improved from 16.2 in the third quarter due to increased Tier 1 capital (as discussed above) and reduced adjusted assets.

Additional detail on BMO’s Basel III regulatory capital calculations can be found in the Enterprise-Wide Capital Management section on pages 61 to 65 of BMO’s 2013 Annual MD&A.

Other Capital Developments

During the fourth quarter, we purchased approximately 2.7 million shares under the bank’s NCIB, for an aggregate repurchase of approximately 10.7 million shares since the inception of the program in February 2013. The timing and amount of purchases under the program are subject to management discretion. The bank only initiates purchases under the program after consulting with OSFI.

During the quarter, 928,500 common shares were issued through the exercise of stock options.

On December 3, 2013, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.76 per common share, increased by $0.02 from the preceding quarter and up $0.04 per share from a year ago. The dividend and share repurchases reflect our strong capital position and the success of our business strategies.

The dividend is payable February 26, 2014, to shareholders of record on February 3, 2014. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP.

On December 3, 2013, BMO also announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a new NCIB for up to 15 million of the bank’s own common shares, commencing on or about February 1, 2014, after the expiry of the current NCIB. Once approvals are obtained, the share repurchase program will permit the bank to purchase the bank’s own common shares on the TSX for the purpose of cancellation. Maintaining a NCIB is part of BMO’s capital management strategy. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted amounts in this Capital Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2013 • 13

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 11

	(1)	(2)	(1)	(2)
Basel III Regulatory Capital and Risk-Weighted Assets	All-in	Transitional	All-in	Transitional
(Canadian $ in millions)	Q4-2013	Q4-2013	Q3-2013	Q3-2013
Gross Common Equity (3)	28,144	28,144	27,374	27,524
Regulatory adjustments applied to Common Equity	(6,917)	9	(6,747)	-
Common Equity Tier 1 capital (CET1)	21,227	28,153	20,627	27,524
Additional Tier 1 Eligible Capital (4)	3,781	3,781	3,769	3,769
Regulatory adjustments applied to Tier 1	(409)	(3,781)	(410)	(3,760)
Additional Tier 1 capital (AT1)	3,372	-	3,359	9
Tier 1 capital (T1 = CET1 + AT1)	24,599	28,153	23,986	27,533
Tier 2 Eligible Capital (5)	4,951	4,951	4,902	4,903
Regulatory adjustments applied to Tier 2	(50)	(13)	(50)	-
Tier 2 capital (T2)	4,901	4,938	4,852	4,903
Total capital (TC= T1 + T2)	29,500	33,091	28,838	32,436
Total risk-weighted assets	215,094	232,501	214,233	229,792
Capital Ratios (%)
CET1 Ratio	9.9	12.1	9.6	12.0
Tier 1 Capital Ratio	11.4	12.1	11.2	12.0
Total Capital Ratio	13.7	14.2	13.5	14.1
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

14 • BMO Financial Group Fourth Quarter Report 2013

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q4-2013	Table 12

	Q4-2013					Fiscal-2013

(Canadian $ in millions, except as noted)	P&C	Wealth Management	BMO CM	Corp	Total BMO	P&C	Wealth Management	BMO CM	Corp	Total BMO

Net interest income (teb) (1)	1,734	146	287	(82)	2,085	6,807	564	1,238	(64)	8,545
Non-interest revenue	614	895	518	76	2,103	2,471	2,890	2,190	167	7,718

Total revenue (teb) (1)	2,348	1,041	805	(6)	4,188	9,278	3,454	3,428	103	16,263
Provision for credit losses	262	1	(17)	(57)	189	797	3	(36)	(175)	589
Non-interest expense	1,292	600	517	188	2,597	5,090	2,340	2,049	818	10,297

Income before income taxes	794	440	305	(137)	1,402	3,391	1,111	1,415	(540)	5,377
Income taxes (recovery) (teb) (1)	219	128	76	(109)	314	941	277	321	(410)	1,129

Reported net income Q4-2013	575	312	229	(28)	1,088	2,450	834	1,094	(130)	4,248
Reported net income Q3-2013	650	218	280	(11)	1,137
Reported net income Q4-2012	582	164	314	22	1,082	2,355	524	1,021	289	4,189

Adjusted net income Q4-2013	590	319	229	(36)	1,102	2,510	861	1,096	(191)	4,276
Adjusted net income Q3-2013	665	225	281	(35)	1,136
Adjusted net income Q4-2012	600	169	315	41	1,125	2,429	545	1,022	96	4,092

Other statistics (% except as noted)

Return on equity	15.4	41.2	15.9	nm	15.0	17.3	28.6	18.9	nm	14.9
Adjusted return on equity	15.8	42.1	15.9	nm	15.2	17.7	29.6	18.9	nm	15.0
Operating leverage	0.4	25.7	(10.1)	nm	4.2	0.4	13.4	(0.1)	nm	0.2
Adjusted operating leverage	-	26.0	(10.1)	nm	0.9	-	13.7	-	nm	0.1
Efficiency ratio (teb)	55.0	57.7	64.3	nm	62.0	54.9	67.7	59.8	nm	63.3
Adjusted efficiency ratio (teb)	54.1	56.8	64.2	nm	61.6	53.9	66.7	59.7	nm	63.1
Net interest margin on earning assets (teb)	2.89	2.92	0.56	nm	1.67	2.97	2.91	0.61	nm	1.77
Adjusted net interest margin on earning assets (teb)	2.89	2.92	0.56	nm	1.58	2.97	2.91	0.61	nm	1.63
Net economic profit ($ millions) (2)	191	240	81	(177)	335	990	554	471	(717)	1,298
Average common equity ($ billions)	14.3	3.0	5.5	4.9	27.7	13.7	2.9	5.6	5.0	27.2
Average earning assets ($ billions)	238.0	19.8	204.1	33.3	495.2	229.2	19.4	202.4	33.1	484.1
Full-time equivalent staff	23,928	6,117	2,278	13,308	45,631

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services, including Technology and Operations.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2013.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the acquired loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions for credit losses on the acquired loan portfolio. Integration and restructuring costs, run-off structured credit activities and changes in the collective allowance are also included in Corporate Services.

Commencing in the first quarter of 2013, we changed the way in which we evaluate our operating segments to reflect the provisions for credit losses on an actual credit loss basis rather than on an expected loss basis. Provisions for the purchased performing and purchased credit impaired loan portfolios continue to be evaluated and reported in Corporate Services.

During the first quarter of 2013 we refined our methodology for the allocation of certain revenues in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States in Corporate Services.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the fourth quarter of 2013 totalled $89 million, down from $120 million in the third quarter of 2013 and $92 million in the fourth quarter of 2012.

BMO Financial Group Fourth Quarter Report 2013 • 15

Personal and Commercial Banking (P&C)	Table 13

(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	% Increase (Decrease) vs Q4-2012	Q3-2013	% Increase (Decrease) vs Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Net interest income (teb)	1,734	1,684	3	1,718	1	6,807	6,821	-
Non-interest revenue	614	616	-	635	(3)	2,471	2,415	2

Total revenue (teb)	2,348	2,300	2	2,353	-	9,278	9,236	-
Provision for credit losses	262	221	18	166	58	797	889	(10)
Non-interest expense	1,292	1,272	2	1,287	-	5,090	5,084	-

Income before income taxes	794	807	(2)	900	(12)	3,391	3,263	4
Income taxes (teb)	219	225	(3)	250	(13)	941	908	4

Reported net income	575	582	(1)	650	(12)	2,450	2,355	4

Adjusted net income	590	600	(2)	665	(11)	2,510	2,429	3

Return on equity (%)	15.4	17.9	(2.5)	18.1	(2.7)	17.3	18.1	(0.8)
Adjusted return on equity (%)	15.8	18.4	(2.6)	18.5	(2.7)	17.7	18.6	(0.9)
Operating leverage (%)	0.4	(1.9)	nm	-	nm	0.4	(3.7)	nm
Adjusted operating leverage (%)	-	(2.0)	nm	(0.4)	nm	-	(2.8)	nm
Efficiency ratio (%) (teb)	55.0	55.3	(0.3)	54.7	0.3	54.9	55.0	(0.1)
Adjusted efficiency ratio (%) (teb)	54.1	54.2	(0.1)	53.8	0.3	53.9	53.9	-
Net interest margin on earning assets (%) (teb)	2.89	3.10	(0.21)	2.94	(0.05)	2.97	3.22	(0.25)
Average earning assets ($ billions)	238.0	216.4	10	232.2	2	229.2	212.1	8

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

Canadian Personal and Commercial Banking (Canadian P&C)	Table 14

(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	% Increase (Decrease) vs. Q4-2012	Q3-2013	% Increase (Decrease) vs. Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Net interest income (teb)	1,143	1,088	5	1,125	1	4,429	4,365	1
Non-interest revenue	483	470	2	495	(3)	1,912	1,847	4

Total revenue (teb)	1,626	1,558	4	1,620	-	6,341	6,212	2
Provision for credit losses	166	146	13	126	32	574	615	(7)
Non-interest expense	822	810	2	821	-	3,250	3,183	2

Income before income taxes	638	602	6	673	(6)	2,517	2,414	4
Provision for income taxes (teb)	169	160	5	176	(6)	663	639	4

Reported net income	469	442	6	497	(6)	1,854	1,775	4

Adjusted net income	472	444	6	500	(6)	1,864	1,785	4

Personal revenue	1,017	979	4	1,011	1	3,970	3,896	2
Commercial revenue	609	579	5	609	-	2,371	2,316	2
Operating leverage (%)	2.7	(1.2)	3.9	0.1	2.6	-	(1.2)	nm
Efficiency ratio (%) (teb)	50.6	51.9	(1.3)	50.6	-	51.3	51.2	0.1
Net interest margin on earning assets (%) (teb)	2.55	2.68	(0.13)	2.58	(0.03)	2.59	2.79	(0.20)
Average earning assets ($ billions)	178.1	161.3	10	172.9	3	170.8	156.2	9

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

16 • BMO Financial Group Fourth Quarter Report 2013

Q4 2013 vs Q4 2012

Canadian P&C net income of $469 million increased $27 million or 6% from a year ago. Revenue was up $68 million or 4% from the prior year as the effects of strong volume growth across most products were partially offset by the impact of lower net interest margin. Net interest margin decreased 13 basis points to 2.55% due to changes in mix including loan balances growing faster than deposits and lower deposit spreads in the low-rate environment.

In the personal banking segment, revenue increased $38 million or 4% year over year reflecting higher balance and fee volumes across most products and lower net interest margin. Total personal lending balances (excluding credit cards) increased 11% year over year. Total personal lending (excluding credit cards) market share was up 31 basis points and would have increased even more except for the impact from two recent acquisitions by competitors.

Personal deposit balances increased 6% year over year mainly due to increased balances in retail operating deposits.

In the commercial banking segment, revenue increased $30 million or 5% reflecting higher balance and fees volumes across most products and lower net interest margin.

Commercial loans and deposits balance growth continued to be strong with year-over-year increases of 11% and 14%, respectively.

Provisions for credit losses increased $20 million or 13%, mainly due to one commercial account offset in part by modestly lower consumer provisions.

Non-interest expense increased a modest $12 million or 2% due to higher employee-related expenses and continued selective investment in the business partially offset by productivity benefits from good expense management.

Average current loans and acceptances increased $17 billion or 11% from a year ago, and deposits increased $10 billion or 9%.

Q4 2013 vs Q3 2013

Net income decreased $28 million or 6% from last quarter primarily due to higher provisions for credit losses. Revenues increased $6 million from the prior quarter reflecting higher volumes across most products despite lower card fees and lower net interest margin. Net interest margin declined 3 basis points to 2.55%.

Personal revenue increased $6 million due to higher balance volumes across most products, partially offset by lower cards fees and lower net interest margin. Personal lending market share was up 22 basis points resulting from strong residential mortgage growth.

Commercial revenue was unchanged from the prior quarter as higher balance volumes across most products were offset by lower net interest margin. Commercial lending market share for small and medium-sized loans remained consistent with last quarter, while commercial deposits market share increased 16 basis points.

Provisions for credit losses increased $40 million primarily due to one commercial account and a modest increase in consumer provisions.

Non-interest expense increased marginally by $1 million as moderate investment in the business was offset by lower employee-related expenses.

Average current loans and acceptances increased $5 billion or 3% from last quarter, while deposits increased $3 billion or 3%.

BMO Financial Group Fourth Quarter Report 2013 • 17

U.S. Personal and Commercial Banking (U.S. P&C)	Table 15

(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	% Increase (Decrease) vs Q4-2012	Q3-2013	% Increase (Decrease) vs Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Net interest income (teb)	591	596	(1)	593	-	2,378	2,456	(3)
Non-interest revenue	131	146	(10)	140	(6)	559	568	(1)

Total revenue (teb)	722	742	(3)	733	(1)	2,937	3,024	(3)
Provision for credit losses	96	75	28	40	+100	223	274	(19)
Non-interest expense	470	462	2	466	1	1,840	1,901	(3)

Income before income taxes	156	205	(23)	227	(30)	874	849	3
Provision for income taxes (teb)	50	65	(22)	74	(30)	278	269	3

Reported net income	106	140	(24)	153	(31)	596	580	3

Adjusted net income	118	156	(24)	165	(29)	646	644	-

Operating leverage (%)	(4.3)	(3.7)	nm	(1.2)	nm	0.3	(3.2)	nm
Adjusted operating leverage (%)	(5.3)	(4.1)	nm	(2.1)	nm	(0.5)	(1.6)	nm
Efficiency ratio (%) (teb)	65.1	62.3	2.8	63.7	1.4	62.6	62.9	(0.3)
Adjusted efficiency ratio (%) (teb)	62.4	59.2	3.2	61.1	1.3	60.1	59.8	0.3
Net interest margin on earning assets (%) (teb)	3.91	4.30	(0.39)	4.01	(0.10)	4.07	4.40	(0.33)
Average earning assets ($ billions)	59.9	55.1	9	59.3	1	58.4	55.9	4

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	567	603	(6)	571	(1)	2,324	2,449	(5)
Non-interest revenue	126	147	(14)	134	(6)	547	566	(3)

Total revenue (teb)	693	750	(8)	705	(2)	2,871	3,015	(5)
Non-interest expense	451	467	(3)	448	-	1,797	1,895	(5)
Reported net income	102	141	(28)	147	(31)	584	578	1
Adjusted net income	113	156	(28)	160	(29)	633	641	(1)
Average earning assets (US$ billions)	57.5	55.7	3	57.1	1	57.0	55.7	2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q4 2013 vs Q4 2012 (in U.S. $)

Net income of $102 million decreased $39 million or 28% from $141 million in the fourth quarter a year ago. Adjusted net income was $113 million, a decrease of $43 million or 28% from a year ago, due to above trend commercial provisions for credit losses in the current quarter and reduced revenue and expenses.

Revenue of $693 million decreased $57 million or 8% from a year ago, as the benefits from commercial loan growth were more than offset by the effects of lower net interest margin, planned reductions in certain portfolios and lower mortgage-related non-interest revenue.

Net interest margin decreased by 39 basis points due to a decline in loan spreads due to competitive pricing and a decline in deposit spreads given the low-rate environment.

Provisions for credit losses were $92 million and increased by $16 million primarily due to above trend commercial provisions in the current quarter.

Non-interest expense of $451 million decreased $16 million or 3%. Adjusted non-interest expense of $433 million was $11 million or 3% lower primarily due to synergy-related savings, partially offset by the effects of selective investments in the business and higher regulatory-related costs.

Average current loans and acceptances increased $1.8 billion year over year to $52.0 billion. The core commercial and industrial (C&I) loan portfolio continues to grow, increasing $3.8 billion or 19% from a year ago to $23.7 billion. In addition, there has been growth in our indirect auto and core commercial real estate portfolios. As expected, there were decreases in certain loan portfolios, including our mortgage loan portfolio, due to the effects of our continued practice of selling most mortgage originations and active loan portfolio management.

Average deposits declined slightly by $0.6 billion year over year to $58.8 billion, as growth in our commercial business and in our personal chequing and savings accounts was more than offset by a planned reduction in higher cost personal money market and time deposit accounts.

Q4 2013 vs Q3 2013 (in U.S. $)

Net income declined $45 million or 31% and adjusted net income declined $47 million or 29% from the prior quarter, primarily driven by an increase in the provision for credit losses.

Revenue decreased $12 million or 2% primarily due to lower mortgage related non-interest revenue.

Net interest income was relatively unchanged as benefits from commercial loan growth were offset by lower net interest margin.

Provisions for credit losses increased $53 million with higher provisions in both the consumer and commercial portfolios. The increase in the consumer portfolio was due to a $23 million provision for current loans where borrowers have declared bankruptcy but continue to make payments on their loans, and the provisions in the commercial portfolio were above trend in the current quarter.

Non-interest expense and adjusted non-interest expense were both relatively stable compared to the prior quarter with an increase of less than 1%.

Average current loans and acceptances increased by $0.5 billion from the prior quarter, our fourth consecutive quarter of positive growth.

Average deposits decreased by $0.2 billion from the prior quarter.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

18 • BMO Financial Group Fourth Quarter Report 2013

Wealth Management	Table 16

(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	% Increase (Decrease) vs Q4-2012	Q3-2013	% Increase (Decrease) vs Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Net interest income (teb)	146	133	10	146	-	564	561	-
Non-interest revenue	895	652	37	723	24	2,890	2,344	23

Total revenue (teb)	1,041	785	33	869	20	3,454	2,905	19
Provision for credit losses	1	11	(83)	(1)	+100	3	22	(84)
Non-interest expense	600	562	7	585	3	2,340	2,219	5

Income before income taxes	440	212	+100	285	54	1,111	664	67
Provision for income taxes (teb)	128	48	+100	67	88	277	140	96

Reported net income	312	164	91	218	43	834	524	59

Adjusted net income	319	169	89	225	42	861	545	58

Financial Measures and Ratios (%)
Return on equity (%)	41.2	29.4	11.8	29.3	11.9	28.6	24.1	4.5
Adjusted return on equity (%)	42.1	30.3	11.8	30.3	11.8	29.6	25.0	4.6
Operating leverage (%)	25.7	5.8	nm	20.7	nm	13.4	(1.3)	nm
Adjusted operating leverage	26.0	5.9	nm	21.0	nm	13.7	(0.6)	nm
Efficiency ratio (%) (teb)	57.7	71.6	(13.9)	67.3	(9.6)	67.7	76.4	(8.7)
Adjusted efficiency ratio (%) (teb)	56.8	70.7	(13.9)	66.2	(9.4)	66.7	75.4	(8.7)
Net interest margin on earning assets (%) (teb)	2.92	2.85	0.07	2.94	(0.02)	2.91	3.14	(0.23)
Average earning assets ($ billions)	19.8	18.6	7	19.6	1	19.4	17.9	9

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	358	170	+100	178	+100	883	699	26
Non-interest expense	145	141	3	142	2	574	552	4
Reported net income	136	13	+100	26	+100	200	84	+100
Adjusted net income	141	16	+100	31	+100	221	99	+100
Average earning assets ($ billions)	2.8	2.8	-	2.7	5	2.7	2.9	(8)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q4 2013 vs Q4 2012

Wealth Management produced very strong results for the quarter. Net income of $312 million increased $148 million or 91% from a year ago. Adjusted net income of $319 million increased $150 million or 89%. Adjusted net income in our wealth businesses more than doubled from a year ago reflecting a $121 million after-tax security gain, and a $36 million or 38% increase in adjusted net income from the other wealth businesses to $129 million driven by growth in client assets, increased transaction volumes and a continued focus on productivity. Adjusted net income in insurance was $69 million, down $7 million or 9% from a year ago. The decrease was mainly due to lower benefits from changes in our investment portfolio to improve asset-liability management and a larger impact from unfavourable movements in long-term interest rates relative to the prior year. There was continued growth in both the creditor and life insurance underlying businesses.

Revenue was $1,041 million, up $256 million or 33% from a year ago. Revenue in wealth businesses was $932 million, up $269 million or 41% from a year ago reflecting a $191 million security gain and a 12% increase in the other wealth businesses due to growth in client assets and increased transaction volumes. Insurance revenue was $109 million, down $13 million or 11% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $10 million or 1%.

Non-interest expense was $600 million, up $38 million or 7% from a year ago. Adjusted non-interest expense was $591 million, up $36 million or 7% due to revenue-based costs and higher marketing spend to drive future revenue growth. Growth in expenses was offset in part by the benefits from a continued focus on productivity. The stronger U.S. dollar increased adjusted expense by $7 million or 1%.

Assets under management and administration grew by $66 billion or 14% from a year ago to $553 billion, driven by market appreciation, growth in new client assets and the stronger U.S. dollar.

Q4 2013 vs Q3 2013

Net income was up $94 million or 43% and adjusted net income was up $94 million or 42% from the third quarter. Adjusted net income in wealth businesses was up $119 million or 89% due to a security gain. The performance of the other wealth businesses was consistent with the record performance of the prior quarter. Adjusted net income in insurance was down $25 million or 26%, as the prior quarter included a $42 million after-tax benefit from increases in long-term interest rates, compared with a $12 million after-tax charge in the current quarter. There were also higher benefits from changes in our investment portfolio to improve asset-liability management in the current quarter.

Revenue increased $172 million or 20%. Revenue in wealth businesses increased $205 million or 28%, driven by a $191 million security gain. Insurance revenue decreased $33 million or 23% due to the factors mentioned above.

Adjusted non-interest expense increased $15 million or 3%. The increase was primarily driven by revenue-based costs and higher marketing spend to drive future revenue growth.

Assets under management and administration grew by $26 billion or 5% due to market appreciation, growth in new client assets and the stronger U.S. dollar.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

BMO Financial Group Fourth Quarter Report 2013 • 19

BMO Capital Markets	Table 17

(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	% Increase (Decrease) vs Q4-2012	Q3-2013	% Increase (Decrease) vs Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Net interest income (teb)	287	271	6	354	(19)	1,238	1,191	4
Non-interest revenue	518	630	(18)	515	1	2,190	2,085	5

Total revenue (teb)	805	901	(11)	869	(7)	3,428	3,276	5
Provision for credit losses	(17)	(4)	(+100)	2	(+100)	(36)	6	(+100)
Non-interest expense	517	521	(1)	514	1	2,049	1,956	5

Income before income taxes	305	384	(21)	353	(14)	1,415	1,314	8
Provision for income taxes (teb)	76	70	9	73	3	321	293	10

Reported net income	229	314	(27)	280	(18)	1,094	1,021	7

Adjusted net income	229	315	(27)	281	(18)	1,096	1,022	7

Trading Products revenue	486	589	(17)	569	(15)	2,146	2,077	3
Investment and Corporate Banking revenue	319	312	2	300	6	1,282	1,199	7
Return on equity (%)	15.9	27.2	(11.3)	19.0	(3.1)	18.9	21.7	(2.8)
Operating leverage (%)	(10.1)	22.8	nm	1.0	nm	(0.1)	(4.3)	nm
Efficiency ratio (%) (teb)	64.3	57.8	6.5	59.1	5.2	59.8	59.7	0.1
Net interest margin on earning assets (%) (teb)	0.56	0.55	0.01	0.69	(0.13)	0.61	0.61	-
Average earning assets ($ billions)	204.1	195.8	4	203.1	1	202.4	193.9	4

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	280	265	6	245	14	1,081	1,028	5
Non-interest expense	214	221	(3)	212	1	849	828	3
Reported net income	58	29	95	25	+100	213	145	47
Adjusted net income	59	30	97	26	+100	216	146	48
Average earning assets (US$ billions)	75.7	73.1	4	80.5	(6)	77.9	72.2	8

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q4 2013 vs Q4 2012

Net income of $229 million decreased $85 million or 27% from a strong fourth quarter a year ago primarily due to lower trading revenues reflecting market uncertainty. The prior year included strong trading revenues and a recovery of prior periods’ income taxes.

Revenue decreased by $96 million or 11% to $805 million as higher mergers and acquisitions and debt underwriting fees were more than offset by lower trading revenues reflecting market uncertainty associated with the tapering of quantitative easing and U.S. debt ceiling, as well as lower securities gains and equity underwriting fees. The stronger U.S. dollar increased revenues by $20 million relative to a year ago.

Recoveries of credit losses were $17 million in the current quarter compared with $4 million a year ago due to higher recoveries of previously written-off amounts.

Non-interest expense of $517 million decreased $4 million or 1% primarily due to lower performance-based costs, partly offset by increased technology and support costs related to a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $10 million relative to a year ago.

Q4 2013 vs Q3 2013

Net income decreased $51 million or 18% from the previous quarter. Revenue decreased $64 million or 7% due to lower trading revenues reflecting market uncertainty as well as lower equity underwriting fees. This was partially offset by an increase in both mergers and acquisitions and debt underwriting fees. The stronger U.S. dollar increased revenue marginally by $1 million relative to the previous quarter.

Provisions for credit losses decreased $19 million due to higher recoveries of previously written-off amounts in the current quarter.

Non-interest expense increased $3 million or 1% from the previous quarter, primarily due to increased technology costs, offset in part by lower performance-based costs. The stronger U.S. dollar increased expenses by $1 million relative to the previous quarter.

20 • BMO Financial Group Fourth Quarter Report 2013

Corporate Services, Including Technology and Operations	Table 18

(Canadian $ in millions, except as noted)	Q4-2013	Q4-2012	% Increase (Decrease) vs Q4-2012	Q3-2013	% Increase (Decrease) vs Q3-2013	Fiscal-2013	Fiscal-2012	% Increase (Decrease) vs Fiscal-2012

Net interest income before group teb offset	7	149	(95)	48	(85)	280	501	(44)
Group teb offset	(89)	(92)	3	(120)	26	(344)	(266)	(29)

Net interest income (teb)	(82)	57	(+100)	(72)	(14)	(64)	235	(+100)
Non-interest revenue	76	133	(43)	31	+100	167	478	(65)

Total revenue (teb)	(6)	190	(+100)	(41)	88	103	713	(86)
Provision for (recovery of) credit losses	(57)	(36)	(59)	(90)	37	(175)	(152)	(16)
Non-interest expense	188	346	(46)	156	20	818	979	(17)

Profit (loss) before income taxes	(137)	(120)	(14)	(107)	(28)	(540)	(114)	(+100)
Provision for (recovery of) income taxes (teb)	(109)	(142)	24	(96)	(12)	(410)	(403)	(1)

Reported net income (loss)	(28)	22	(+100)	(11)	(+100)	(130)	289	(+100)

Adjusted Results
Adjusted total revenue (teb)	(134)	(66)	(+100)	(199)	33	(588)	(350)	(69)
Adjusted recovery of credit losses	(106)	(115)	8	(154)	31	(405)	(446)	9
Adjusted non-interest expense	124	115	6	104	19	472	388	21
Adjusted provision for income taxes (recovery) (teb)	(116)	(107)	(7)	(114)	(1)	(464)	(388)	(19)
Adjusted net income (loss)	(36)	41	(+100)	(35)	(1)	(191)	96	(+100)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loan portfolio	(14)	1	(+100)	(26)	46	(43)	19	(+100)
Interest on impaired loans	12	16	(25)	12	-	48	44	9
Purchased credit impaired loans	(104)	(132)	21	(140)	26	(410)	(509)	19

Recovery of credit losses, adjusted basis	(106)	(115)	8	(154)	31	(405)	(446)	9
Collective provision	-	(24)	+100	20	(+100)	(10)	3	(+100)
Purchased performing loans	49	103	(52)	44	11	240	291	(18)

Provision for (recovery of) credit losses, reported basis	(57)	(36)	(59)	(90)	37	(175)	(152)	(16)

Average loans and acceptances	669	1,397	(52)	961	(30)	972	1,847	(47)
Period-end loans and acceptances	526	1,314	(60)	695	(24)	526	1,314	(60)

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	19	179	(89)	71	(73)	273	613	(56)
Provision for (recovery of) credit losses	(95)	(69)	(38)	(106)	9	(256)	(168)	(52)
Non-interest expense	109	196	(44)	85	31	423	538	(21)
Reported net income (loss)	22	68	(70)	62	(68)	112	249	(56)
Adjusted total revenue (teb)	(75)	(7)	(+100)	(78)	4	(355)	(166)	(+100)
Adjusted recovery of credit losses	(102)	(116)	12	(148)	30	(398)	(441)	10
Adjusted non-interest expense	51	31	64	37	38	166	94	75
Adjusted net income (loss)	4	84	(98)	26	(85)	(29)	210	(+100)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O).

Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios and the recovery of provisions for credit losses on the purchased credit impaired loan portfolio. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the client operating groups.

Financial Performance Review

Q4 2013 vs Q4 2012

Corporate Services net loss for the quarter was $28 million, compared with net income of $22 million a year ago. The adjusted net loss in the fourth quarter of 2013 was $36 million, compared with adjusted net income of $41 million a year ago. Adjusted revenues were lower due to a decline in treasury-related items and a variety of other items, none of which were individually significant. Adjusted non-interest expense was higher primarily due to higher pension and benefit costs, and regulatory-related costs, partially offset by lower technology costs. Adjusted recoveries of credit losses in the current quarter were $106 million compared to $115 million a year ago and the decline included lower recoveries of credit losses on the purchased credit impaired loan portfolio.

BMO Financial Group Fourth Quarter Report 2013 • 21

Q4 2013 vs Q3 2013

Corporate Services net loss for the quarter was $28 million, compared with a net loss of $11 million in the third quarter. The adjusted net loss was $36 million, compared with a net loss of $35 million in the third quarter. Adjusted revenues improved primarily due to a lower group teb offset and a variety of other items, none of which were individually significant. Adjusted non-interest expenses was higher primarily due to higher technology costs. Adjusted recoveries of credit losses decreased including lower recoveries of credit losses on the purchased credit impaired loan portfolio.

Loans and acceptances at the end of the current quarter were $526 million, down $788 million from the prior year and $169 million from the preceding quarter, reflecting run-off in the impaired real estate secured loan portfolio.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

22 • BMO Financial Group Fourth Quarter Report 2013

Non-GAAP Measures

Results and measures in this Financial Review are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the following table. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital and is considered a reasonable measure of added economic value.

Non-GAAP Measures	Table 19

(Canadian $ in millions, except as noted)	Q4-2013	Q3-2013	Q4-2012	Fiscal-2013	Fiscal-2012

Reported Results
Revenue	4,188	4,050	4,176	16,263	16,130
Provision for credit losses	(189)	(77)	(192)	(589)	(765)
Non-interest expense	(2,597)	(2,542)	(2,701)	(10,297)	(10,238)

Income before income taxes	1,402	1,431	1,283	5,377	5,127
Provision for income taxes	(314)	(294)	(201)	(1,129)	(938)

Net income	1,088	1,137	1,082	4,248	4,189

EPS ($)	1.62	1.68	1.59	6.26	6.15
Adjusting Items (Pre-tax) (1)
Credit-related items on the M&I purchased performing loan portfolio (see below*)	49	110	57	406	407
M&I integration costs (2)	(60)	(49)	(153)	(251)	(402)
Amortization of acquisition-related intangible assets (3)	(31)	(32)	(34)	(125)	(134)
Decrease (increase) in the collective allowance for credit losses (4)	-	(20)	49	2	82
Run-off structured credit activities (5)	26	1	67	40	264
Restructuring charge (6)	-	-	(74)	(82)	(173)

Adjusting items included in reported pre-tax income	(16)	10	(88)	(10)	44

Adjusting Items (After tax) (1)
Credit-related items on the M&I purchased performing loan portfolio (see below*)	30	68	35	250	251
M&I integration costs (2)	(37)	(30)	(95)	(155)	(250)
Amortization of acquisition-related intangible assets (3)	(22)	(23)	(24)	(89)	(96)
Decrease (increase) in the collective allowance for credit losses (4)	(5)	(15)	27	(9)	53
Run-off structured credit activities (5)	20	1	67	34	261
Restructuring charge (6)	-	-	(53)	(59)	(122)

Adjusting items included in reported net income after tax	(14)	1	(43)	(28)	97
Impact on EPS ($)	(0.02)	-	(0.06)	(0.04)	0.15

Adjusted Results
Revenue	4,060	3,892	3,920	15,572	15,067
Provision for credit losses	(140)	(13)	(113)	(359)	(471)
Non-interest expense	(2,502)	(2,458)	(2,436)	(9,826)	(9,513)

Income before income taxes	1,418	1,421	1,371	5,387	5,083

Provision for income taxes	(316)	(285)	(246)	(1,111)	(991)

Adjusted net income	1,102	1,136	1,125	4,276	4,092

EPS ($)	1.64	1.68	1.65	6.30	6.00

*Credit-related items on the M&I purchased performing loan portfolio are comprised of the following amounts:
Revenue (7)	98	154	185	638	783
Provision for credit losses
Specific provisions for credit losses	(49)	(44)	(103)	(240)	(291)
Decrease (increase) in the collective allowance	-	-	(25)	8	(85)

Increase in pre-tax income	49	110	57	406	407
Provision for income taxes	(19)	(42)	(22)	(156)	(156)

Increase in reported net income after tax	30	68	35	250	251

(1)	Adjusting items are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	M&I integration costs are included in non-interest expense.
(3)	These expenses have been designated as adjusting items because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. They were charged to the non-interest expense of the operating groups as follows:
–	in the fourth quarter of 2013: Canadian P&C $3 million ($2 million after tax), U.S. P&C $18 million ($12 million after tax); Wealth Management $9 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.
–	in the fourth quarter of 2012: Canadian P&C $3 million ($2 million after tax); U.S. P&C $24 million ($17 million after tax); and Wealth Management $7 million ($5 million after tax).
–	in the third quarter of 2013: Canadian P&C $3 million before and after tax; U.S. P&C $19 million ($12 million after tax); and Wealth Management $9 million ($7 million after tax); and BMO Capital Markets $1 million before and after tax.
–	in fiscal 2013: Canadian P&C $11 million ($10 million after tax); U.S. P&C $76 million ($50 million after tax); Wealth Management $36 million ($27 million after tax); and BMO Capital Markets $2 million before and after tax.
–	in fiscal 2012; Canadian P&C $11 million ($10 million after tax); U.S. P&C $93 million ($64 million after tax); Wealth Management $29 million ($21 million after tax); and BMO Capital Markets $1 million before and after tax.
(4)	Changes in the collective allowance for credit losses on loans other than the M&I purchased performing loan portfolio.
(5)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenue in non-interest revenue.
(6)	Restructuring charge to align our cost structure with the current and future business environment as part of a broader effort to improve productivity that is underway.
(7)	Recognition in net interest income of a portion of the credit mark on the M&I purchased performing loan portfolio.

BMO Financial Group Fourth Quarter Report 2013 • 23

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)		For the three months ended				For the twelve months ended
	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012	October 31, 2013	October 31, 2012
Interest, Dividend and Fee Income
Loans	$2,696	$2,688	$2,621	$2,741	$2,786	$10,746	$11,141
Securities	510	542	515	576	570	2,143	2,265
Deposits with banks	59	63	61	61	58	244	239
	3,265	3,293	3,197	3,378	3,414	13,133	13,645
Interest Expense
Deposits	687	661	619	666	700	2,633	2,578
Subordinated debt	38	36	36	35	32	145	165
Capital trust securities	12	12	11	12	12	47	51
Other liabilities	443	438	433	449	525	1,763	2,043
	1,180	1,147	1,099	1,162	1,269	4,588	4,837
Net Interest Income	2,085	2,146	2,098	2,216	2,145	8,545	8,808
Non-Interest Revenue
Securities commissions and fees	305	302	295	280	282	1,182	1,146
Deposit and payment service charges	237	232	222	225	230	916	929
Trading revenues	188	208	230	223	312	849	1,025
Lending fees	184	174	169	188	175	715	641
Card fees	176	193	178	177	181	724	708
Investment management and custodial fees	188	187	179	172	186	726	725
Mutual fund revenues	211	208	193	187	168	799	647
Underwriting and advisory fees	113	107	102	166	111	488	442
Securities gains, other than trading	210	-	49	26	56	285	152
Foreign exchange, other than trading	38	39	58	37	35	172	153
Insurance income	125	147	66	107	144	445	335
Other	128	107	105	77	151	417	419
	2,103	1,904	1,846	1,865	2,031	7,718	7,322
Total Revenue	4,188	4,050	3,944	4,081	4,176	16,263	16,130
Provision for Credit Losses	189	77	145	178	192	589	765
Non-Interest Expense
Employee compensation	1,435	1,445	1,472	1,475	1,454	5,827	5,628
Premises and equipment	502	466	454	455	527	1,877	1,916
Amortization of intangible assets	90	90	85	87	88	352	339
Travel and business development	142	128	121	123	129	514	491
Communications	70	73	76	72	78	291	301
Business and capital taxes	10	9	10	10	13	39	46
Professional fees	142	124	135	126	168	527	593
Other	206	207	215	242	244	870	924
	2,597	2,542	2,568	2,590	2,701	10,297	10,238
Income Before Provision for Income Taxes	1,402	1,431	1,231	1,313	1,283	5,377	5,127
Provision for income taxes	314	294	256	265	201	1,129	938
Net Income	$1,088	$1,137	$975	$1,048	$1,082	$4,248	$4,189
Attributable to:
Bank shareholders	1,075	1,121	957	1,030	1,064	4,183	4,115
Non-controlling interest in subsidiaries	13	16	18	18	18	65	74
Net Income	$1,088	$1,137	$975	$1,048	$1,082	$4,248	$4,189
Earnings Per Share (Canadian $)
Basic	$1.62	$1.69	$1.43	$1.53	$1.59	$6.27	$6.18
Diluted	1.62	1.68	1.42	1.53	1.59	6.26	6.15

24 • BMO Financial Group Fourth Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions, except as noted)		For the three months ended				For the twelve months ended

	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012	October 31, 2013	October 31, 2012

Net income	$1,088	$1,137	$975	$1,048	$1,082	$4,248	$4,189
Other Comprehensive Income (Loss)
Net change in unrealized (losses) on available-for-sale securities
Unrealized gains on available-for-sale securities arising during the year (1)	67	(48)	(11)	(18)	22	(10)	24
Reclassification to earnings of (gains) in the year (2)	(5)	(2)	(28)	(15)	(39)	(50)	(81)
	62	(50)	(39)	(33)	(17)	(60)	(57)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the year (3)	137	(231)	127	(58)	15	(25)	(62)
Reclassification to earnings of (gains) on cash flow hedges (4)	(23)	(31)	(37)	(34)	(40)	(125)	(107)
	114	(262)	90	(92)	(25)	(150)	(169)
Net gain on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	261	316	198	(34)	(63)	741	75
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(109)	(140)	(179)	19	17	(409)	(35)
	152	176	19	(15)	(46)	332	40
Other Comprehensive Income (Loss)	328	(136)	70	(140)	(88)	122	(186)
Total Comprehensive Income	$1,416	$1,001	$1,045	$908	$994	$4,370	$4,003
Attributable to:
Bank shareholders	1,403	985	1,027	890	976	4,305	3,929
Non-controlling interest in subsidiaries	13	16	18	18	18	65	74
Total Comprehensive Income	$1,416	$1,001	$1,045	$908	$994	$4,370	$4,003
(1)	Net of income tax (provision) recovery of $(27), $24, $6, $6, $(12) for the three months ended and $9,$(13) for the twelve months ended, respectively.
(2)	Net of income tax provision of $3, $1, $13, $5, $14 for the three months ended and $22, $39 for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $(49), $82, $(42), $21, $(7) for the three months ended and $12, $10 for the twelve months ended, respectively.
(4)	Net of income tax provision of $7, $14, $12, $12, $14 for the three months ended and $45, $38 for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $39, $50, $64, $(7), $5 for the three months ended and $146, $13 for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter Report 2013 • 25

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013	October 31, 2012
Assets
Cash and Cash Equivalents	$26,083	$33,079	$38,446	$31,519	$19,941
Interest Bearing Deposits with Banks	6,518	7,531	6,230	6,149	6,341
Securities
Trading	75,159	72,491	73,246	73,580	70,109
Available-for-sale	53,067	50,679	45,920	52,541	56,382
Held-to-maturity	6,032	4,846	2,476	1,280	875
Other	723	831	814	961	958
	134,981	128,847	122,456	128,362	128,324
Securities Borrowed or Purchased Under Resale Agreements	39,799	53,749	59,478	52,957	47,011
Loans
Residential mortgages	99,328	96,211	91,439	89,025	87,870
Consumer instalment and other personal	63,640	63,230	62,308	61,531	61,436
Credit cards	7,870	7,801	7,642	7,683	7,814
Businesses and governments	101,450	97,744	95,382	93,965	90,402
	272,288	264,986	256,771	252,204	247,522
Customers’ liability under acceptances	8,472	9,029	8,514	8,626	8,019
Allowance for credit losses	(1,665)	(1,658)	(1,725)	(1,672)	(1,706)
	279,095	272,357	263,560	259,158	253,835
Other Assets
Derivative instruments	30,259	31,638	43,063	42,548	48,071
Premises and equipment	2,191	2,132	2,149	2,165	2,120
Goodwill	3,893	3,840	3,778	3,728	3,717
Intangible assets	1,530	1,524	1,535	1,534	1,552
Current tax assets	1,065	1,304	1,527	1,391	1,293
Deferred tax assets	2,914	2,855	2,873	2,792	2,906
Other	8,971	10,475	10,163	9,962	10,338
	50,823	53,768	65,088	64,120	69,997
Total Assets	$537,299	$549,331	$555,258	$542,265	$525,449
Liabilities and Equity
Deposits
Banks	$20,591	$21,362	$22,615	$22,586	$18,102
Businesses and governments	220,798	213,213	213,134	207,058	186,570
Individuals	125,432	123,596	122,587	121,281	119,030
	366,821	358,171	358,336	350,925	323,702
Other Liabilities
Derivative instruments	31,974	32,959	44,011	43,516	48,736
Acceptances	8,472	9,029	8,514	8,626	8,019
Securities sold but not yet purchased	22,446	21,041	23,897	21,439	23,439
Securities lent or sold under repurchase agreements	28,884	47,596	39,005	37,709	39,737
Current tax liabilities	443	374	551	304	404
Deferred tax liabilities	107	131	149	163	171
Other	42,212	44,868	45,846	44,535	46,596
	134,538	155,998	161,973	156,292	167,102
Subordinated Debt	3,996	4,014	4,071	4,064	4,093
Capital Trust Securities	463	451	462	451	462
Equity
Share capital	14,268	14,264	14,279	14,492	14,422
Contributed surplus	315	321	320	214	213
Retained earnings	15,224	14,780	14,336	14,068	13,540
Accumulated other comprehensive income	602	274	410	340	480
Total shareholders’ equity	30,409	29,639	29,345	29,114	28,655
Non-controlling interest in subsidiaries	1,072	1,058	1,071	1,419	1,435
Total Equity	31,481	30,697	30,416	30,533	30,090
Total Liabilities and Equity	$537,299	$549,331	$555,258	$542,265	$525,449

Certain comparative figures have been reclassified to conform with the current year’s presentation.

26 • BMO Financial Group Fourth Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31,	October 31,	October 31,	October 31,
	2013	2012	2013	2012
Preferred Shares
Balance at beginning of period	$2,265	$2,465	$2,465	$2,861
Redeemed during the period	-	-	(200)	(396)
Balance at End of Period	2,265	2,465	2,265	2,465
Common Shares
Balance at beginning of period	11,999	11,748	11,957	11,332
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	1	176	130	543
Issued under the Stock Option Plan	54	33	116	80
Repurchased for cancellation	(51)	-	(200)	-
Issued on the exchange of shares of a subsidiary corporation	-	-	-	2
Balance at End of Period	12,003	11,957	12,003	11,957
Contributed Surplus
Balance at beginning of period	321	216	213	113
Stock option expense/exercised	(6)	(3)	(5)	4
Foreign exchange on redemption of preferred shares	-	-	107	96
Balance at End of Period	315	213	315	213
Retained Earnings
Balance at beginning of period	14,780	12,977	13,540	11,381
Net income attributable to Bank shareholders	1,075	1,064	4,183	4,115
Dividends - Preferred shares	(29)	(33)	(120)	(136)
- Common shares	(476)	(468)	(1,904)	(1,820)
Common shares repurchased for cancellation	(126)	-	(475)	-
Share issue expense	-	-	-	-
Balance at End of Period	15,224	13,540	15,224	13,540
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	143	282	265	322
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	67	22	(10)	24
Reclassification to earnings of (gains) in the period (2)	(5)	(39)	(50)	(81)
Balance at End of Period	205	265	205	265
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	(122)	167	142	311
Gains (losses) on cash flow hedges arising during the period (3)	137	15	(25)	(62)
Reclassification to earnings of (gains) on cash flow hedges (4)	(23)	(40)	(125)	(107)
Balance at End of Period	(8)	142	(8)	142
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	253	119	73	33
Unrealized gain (loss) on translation of net foreign operations	261	(63)	741	75
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(109)	17	(409)	(35)
Balance at End of Period	405	73	405	73
Total Accumulated Other Comprehensive Income	$602	$480	$602	$480
Total Shareholders’ Equity	$30,409	$28,655	$30,409	$28,655
Non-controlling interest in Subsidiaries
Balance at beginning of period	1,058	1,422	1,435	1,483
Net income attributable to non-controlling interest	13	18	65	74
Dividends to non-controlling interest	(5)	(5)	(73)	(73)
Preferred share redemption	-	-	(359)	-
Other	6	-	4	(49)
Balance at End of Period	1,072	1,435	1,072	1,435
Total Equity	$31,481	$30,090	$31,481	$30,090
(1)	Net of income tax (provision) recovery of $(27) and $(13), for the three months ended and $12 and $10 for the twelve months ended, respectively.
(2)	Net of income tax provision of $3, and $13 for the three months ended and $22 and $39 for the twelve months ended, respectively.
(3)	Net of income tax (provision) recovery of $(49) and $(7) for the three months ended and $12 and $10 for the twelve months ended, respectively.
(4)	Net of income tax provision of $7 and $14 for the three months ended and $45 and 38 for the twelve months ended, respectively.
(5)	Net of income tax (provision) recovery of $39 and $5 for the three months ended and $146 and $13 for the twelve months ended, respectively.

BMO Financial Group Fourth Quarter Report 2013 • 27

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2013 annual MD&A and audited annual consolidated financial statements, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 3, 2013, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 24, 2014, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 1254867.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

August 2013 $65.55

September 2013 $68.30

October 2013 $73.17

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2013 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the Bank’s complete 2013 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2014 The next Annual Meeting of Shareholders will be held on Tuesday, April 1, 2014, in Toronto, Ontario.

28• BMO Financial Group Fourth Quarter Report 2013